

Mail Stop 6010

October 30, 2008

Via U.S. Mail

Mr. Tarlochan S. Bains
Vice-President and Principal Accounting Officer
Wi-Tron, Inc.
59 LaGrange Street
Raritan, NJ   08869

      **RE:    Wi-Tron, Inc.**
             **Item 4.02 Form 8-K**
             **Filed October 10, 2008**
             **File No. 0-21931**

Dear Mr. Bains:

      We have completed our review of your Form 8-K and related amendments and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief